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                                                                  Exhibit 12 (b)

              GENERAL ELECTRIC CAPITAL SERVICES, INC.
                    AND CONSOLIDATED AFFILIATES

  Computation of Ratio of Earnings to Combined Fixed Charges and
                     Preferred Stock Dividends

                                                         Years ended December 31,
                                            ----------------------------------------------
                                                1995      1994      1993      1992      1991
(Dollar amounts in millions)                   ------    ------    ------    ------    ------

Earnings from continuing operations......      $ 2,415    $2,085    $1,567    $1,331    $1,215
Provision for income taxes...............        1,105       864       642       404       317
Minority interest........................          140       139       134        40        33
Cumulative effect to January 1, 1991,
  of accounting change for post
  retirement benefits other than
  pensions..............................            -         -        -          -          6
                                               -------   -------   -------   -------   -------
Earnings before income taxes,
  minority interest and
  accounting change.....................         3,660     3,088     2,343     1,775     1,571
                                               -------   -------   -------   -------   -------
Fixed charges:
  Interest..............................         6,731     4,598     3,585     3,780     4,413
  One-third of rentals..................           175       156       138        92        36
                                               -------   -------   -------   -------   -------
Total fixed charges.....................         6,906     4,754     3,723     3,872     4,449
                                               -------   -------   -------   -------   -------
Less interest capitalized, net of
  amortization..........................            21         9         4         6         7
                                               -------   -------   -------   -------    ------
Earnings before income taxes, minority
  interest and accounting change,
  plus fixed charges....................       $10,545   $ 7,833   $ 6,062   $ 5,641    $6,013
                                               =======   =======   =======   =======   =======
Preferred stock dividend requirements...       $     1   $     1   $    -    $    -     $   -
Ratio of earnings from continuing
  operations before provisions for
  income taxes to earnings from
  continuing operations................           1.46      1.41        -         -         -
                                               -------   -------   -------   -------   -------
Preferred stock dividend factor on
  pre-tax basis........................              1         1        -         -         -
Fixed charges..........................          6,906     4,754     3,723    3,872      4,449
                                               -------   -------   -------   -------   -------
Total fixed charges and preferred
  stock dividend requirements..........        $ 6,907   $ 4,755   $ 3,723   $ 3,872    $4,449
                                               =======   =======   =======   =======   =======
Ratio of earnings to combined
  fixed charges and preferred stock
  dividends............................           1.53      1.65      1.63      1.46     1.35
                                               =======   =======   =======   =======   =======
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